Exhibit (a)(1)(N)

Offer to Purchase for Cash

by

AMN Healthcare Services, Inc.

up to

An Aggregate of $180.0 million of its Securities

Consisting of

An Aggregate of $175.0 million of Shares of its

Common Stock, par value $0.01 per Share,

and

An Aggregate of $5.0 million of Vested and Exercisable

Options to Purchase Shares of its Common Stock

At a Purchase Price of $18.00 per Share and

$18.00 per Option (Less the Applicable Option Exercise Price)

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON OCTOBER 8, 2003, UNLESS THE OFFER IS EXTENDED.

September 19, 2003

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We are enclosing herewith the material listed below relating to the offer by AMN Healthcare Services, Inc., a Delaware corporation (the “Company”), to purchase shares of its outstanding common stock, par value $0.01 per share (“Shares”), and vested and exercisable options to purchase Shares (each, an “Option”) upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated September 19, 2003 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together constitute the “Offer”). The Company will purchase Shares and Options with an aggregate purchase price of up to $180.0 million, consisting of up to $175.0 million of Shares and up to $5.0 million of Options. The Company may elect, but is not obligated, to purchase additional Shares and Options (collectively, “Securities”) pursuant to the Offer. Assuming we do not elect to increase the size of the Offer, we will not purchase more than 9,722,222 million Shares or more than 487,860 Options (assuming the Options with the highest exercise prices are tendered). The Offer is not conditioned upon any minimum amount of either Shares or Options being validly tendered but is subject to certain other conditions, including the availability of financing, described in the Offer to Purchase.

We have been engaged by the Company as the Information Agent with respect to the Offer. We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. No fees or commissions (other than fees to the Information Agent and the Depositary as described in the Offer) will be payable to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. No stockholder will be required to pay transfer taxes on the transfer to the Company of Shares purchased pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

For your information and for forwarding to your clients we are enclosing the following documents:

•	Offer to Purchase;

•	Specimen Letter of Transmittal to be used by holders of Shares to tender Shares and for the information of your clients;

•	Form of Notice of Guaranteed Delivery;

•	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

•	Letter which may be sent to your clients for whose accounts you hold Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer;

•	Letter from the Company to holders of Shares; and

•	Return envelope addressed to Mellon Investor Services LLC, the Depositary.

We urge you to contact your clients promptly. Please note that the Offer, the proration period and withdrawal rights will expire at 12:00 midnight, Eastern Time, on October 8, 2003, unless extended.

Your communications to stockholders with respect to the Offer will constitute your representation to the Company that:

•	in connection with such communications you have complied with the applicable requirements of the Securities Exchange Act of 1934 and the applicable rules and regulations thereunder;

•	if a foreign broker or dealer, you have conformed to the Rules of Fair Practice of the National Association of Securities Dealers, Inc. in making such communications; and

•	in connection with such communications you have not used any offering materials other than those furnished by the Company.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Securities residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Additional copies of the enclosed material may be obtained from the undersigned. Any questions you may have with respect to the Offer should be directed to us at (800) 549-9249 (call toll free).

Very truly yours,

Mellon Investor Services LLC,

the Information Agent

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of the Company, the Information Agent or the Depositary or authorize you or any other person to make any statements or use any material on their behalf with respect to the Offer, other than the materials enclosed herewith and the statements specifically set forth in such material.